SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Shapes the Workforce of the Future by Creating an Automation ‘Center of Excellence’ for Higher Education, Dated December 1, 2021.
99.2 NICE Positioned as a Leader in Workforce Optimization by Independent Research Firm, Dated December 2, 2021.
99.3 NICE Robotic Process Automation Recognized as a Leader in SPARK Matrix™ 2021, Dated December 6, 2021.
99.4 NICE Receives “Artificial Intelligence Solution of the Year” Award from 2021 National Technology News, Dated December 7, 2021.
99.5 NICE Actimize Positioned as Overall Leader in the 2021 Quadrant Knowledge Trade Surveillance and Monitoring Report, Dated December 9, 2021.
99.6 NICE Actimize Augments Cloud Native X-Sight Financial Crime Platform with Sparkling Logic’s Decision Management Technology, Dated December 15, 2021.
99.7 NICE Actimize Cloud-Based Platforms Achieve Best-in-Class Ranking in 2021 “Aite Matrix: Leading Fraud & AML Machine Learning Platforms" Vendor Report, Dated December 16, 2021.
99.8 NICE Named a Leader in 2021 SPARK MatrixTM for Voice of the Customer, Dated December 16, 2021.
99.9 NICE Announces New AI-Powered Robotic Process Automation, Accelerating Organizations’ Digital-First CX Strategy, Dated December 21. 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: January 4, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Shapes the Workforce of the Future by Creating an Automation ‘Center of Excellence’ for Higher Education, Dated December 1, 2021.
99.2 NICE Positioned as a Leader in Workforce Optimization by Independent Research Firm, Dated December 2, 2021.
99.3 NICE Robotic Process Automation Recognized as a Leader in SPARK Matrix™ 2021, Dated December 6, 2021.
99.4 NICE Receives “Artificial Intelligence Solution of the Year” Award from 2021 National Technology News, Dated December 7, 2021.
99.5 NICE Actimize Positioned as Overall Leader in the 2021 Quadrant Knowledge Trade Surveillance and Monitoring Report, Dated December 9, 2021.
99.6 NICE Actimize Augments Cloud Native X-Sight Financial Crime Platform with Sparkling Logic’s Decision Management Technology, Dated December 15, 2021.
99.7 NICE Actimize Cloud-Based Platforms Achieve Best-in-Class Ranking in 2021 “Aite Matrix: Leading Fraud & AML Machine Learning Platforms" Vendor Report, Dated December 16, 2021.
99.8 NICE Named a Leader in 2021 SPARK MatrixTM for Voice of the Customer, Dated December 16, 2021.
99.9 NICE Announces New AI-Powered Robotic Process Automation, Accelerating Organizations’ Digital-First CX Strategy, Dated December 21. 2021.